NewLead Holdings Ltd.
Announces
Sale of Two Vessels
- Sale generates approximately $13.0 million
- Sale proceeds to be used to repay debt
- Sale marks exit from container sector
ATHENS, Greece, January 11, 2010 — NewLead Holdings Ltd. (NASDAQ: NEWL) (the “Company”) today announced the sale the Saronikos Bridge and MSC Seine to a third party. The Saronikos Bridge was delivered to her new owners on January 7, 2010. The MSC Seine will be delivered to her new owners by the end of January 2010. Each of the vessels is a 2,917 TEU container vessel built in 1990, and their sale marks NewLead’s exit from the container market.
The sale of these vessels will create gross proceeds of approximately $13.0 million. The Company plans to use these proceeds, less related expenses, to reduce debt.
“The disposition of these two vessels was one of our short-term goals, as it allowed us to exit the container sector and while adding flexibility to our balance sheet,” said Mr. Michael S. Zolotas, President and Chief Executive Officer. “We will continue to optimize our fleet as we pursue operational excellence and accretive growth.”
About NewLead Holdings Ltd.
NewLead Holdings Ltd. is an international shipping company that owns and operates product tanker and dry bulk vessels. The Company’s products tanker fleet consists of five MR tankers and four Panamax tankers, all of which are double-hulled. The Company also owns three dry bulk vessels secured on period charters.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be ''forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions and business strategy. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Investor and Media Contact:
Laura A. Kowalcyk, Account Supervisor
CJP Communications
(212) 279 3115 ext. 209

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